

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2012

Via E-mail
Wyche T. Green, III
President, Chief Executive Officer
Greenway Medical Technologies, Inc.
121 Greenway Boulevard
Carrollton, GA 30117

> **Re: Greenway Medical Technologies, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed January 18, 2012**
> **File No. 333-175619**

Dear Mr. Green:

We have reviewed your response to our letter dated December 15, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 12

Future sales of shares by existing stockholders, page 23

1. We note your disclosure that "substantially" all of the remaining shares of common stock will be subject to a 180-day contractual lock-up with the underwriters. Please revise to quantify, to the extent practicable, the amount that is not subject to the 180-day contractual lock-up and the amount that is subject to the lock-up. Similarly revise at page 106 under "Lock-Up Agreements and Obligations."

Recent Developments, page 84

2. We note your disclosure that the Compensation Committee has adopted an incentive bonus plan for the 2012 fiscal year. Please file the 2012 incentive bonus plan as an exhibit or explain why you are not required to do so. To the extent this plan has not been

finalized, please revise your disclosure accordingly, including a statement regarding when you expect the process to be completed.

3. We note the disclosure that the Compensation Committee has also added a long-term incentive component to the Compensation package of the NEOs. Please revise to clarify whether or not this equity component is part of the 2011 Stock Plan.

Principal and Selling Stockholders, page 90

4. We note your response to our prior comment 4 and the revised disclosure that a few of your selling shareholders are affiliates of registered broker-dealers. For those selling shareholders that you have indicated are affiliates of broker-dealers, please revise the prospectus to state:

- the seller purchased in the ordinary course of business, and
- at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

In the alternative, please revise to state in the plan of distribution that those selling shareholders, who are affiliates of registered broker-dealers, are underwriters.

Item 16. Exhibits

5. Please refer to your exhibit list. There are 2 exhibits listed each for exhibits 4.2 and 4.3. Please revise to have a separate exhibit number for each separate exhibit or advise.

Exhibit 5.1

6. Please remove the assumption that the Company Shares will be sold for a price per share not less than the par value per share of the Common Stock.

7. We note that the opinion is qualified by the assumption that the Merger is consummated. Please remove this assumption or confirm that counsel will file an appropriately unqualified opinion by post-effective amendment no later than the closing date of the offering. Please also revise the prospectus to disclose that the consummation of the Merger is a condition to the issuance of the shares in the offering. Refer to Staff Legal Bulletin No. 19 at II.B.2.e.

8. Please revise to indicate that the Selling Stockholder Shares are duly authorized, validly issued, fully paid and non-assessable.

Other

9. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

10. Please provide currently dated consents from the independent public accountants in any future amendments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson at (202) 551-3346 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at (202) 551-3210 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief